Update to legal proceedings for Vanguard Horizon Funds

Vanguard Global Equity Fund

The following information was filed in March 2010:
The Federal District Court dismissed, and in November 2009 a federal appellate court affirmed the dismissal of, a class action and derivative lawsuit filed in August 2008 against The Vanguard Group, Inc, Vanguard International Equity Index Funds (series: Vanguard European Stock Index
Fund) and Vanguard Horizon Funds (series: Vanguard Global Equity Fund), and certain trustees, investment advisors, and portfolio managers of the Funds. The plaintiffs had alleged that certain fund investments violated the Racketeer Influenced and Corrupt Organizations Act. The plaintiffs have filed a petition seeking review by the U.S. Supreme Court.


Update as of September 30, 2010:
The petition was denied by the U.S. Supreme Court, ending the federal case. On April 7, 2010, the same plaintiffs filed a class action and derivative lawsuit in Delaware Chancery Court against the same defendants, raising a breach of fiduciary duty, negligence, and waste claims similar to the allegations raised in the Federal Court.
The Delaware case is ongoing.


Update as of September 30, 2011:
In June 2011, the Court of Chancery of the State of Delaware dismissed a class action and derivative lawsuit filed in April 2010 against The Vanguard Group, Inc, Vanguard International Equity Index Funds (series:
 Vanguard European Stock Index Fund) and Vanguard Horizon Funds (series:
 Vanguard Global Equity Fund), and certain trustees, investment advisors, and portfolio managers of the Funds. The plaintiffs alleged breach of fiduciary duty, negligence, and waste claims in connection with certain investments by the two Vanguard mutual funds. The case is on appeal to the Supreme Court of the State of Delaware.